UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CHENIERE ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

16411Q101

(CUSIP Number)

Ong Tiong Sin

RRJ Capital Ltd

c/o RRJ Management (HK) Limited

Room 1201-02, 12/F Man Yee Building, 68 Des Voeux Road,

Central, Hong Kong

852-3915-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 16411Q101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Pertin Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 963,855*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 963,855*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 963,855
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7%**
14.	Type of Reporting Person (See Instructions) CO

*	Consists of 963,855 common units representing limited partner interests of Cheniere Energy Partners, L.P. (the “Common Units”) held by the Reporting Person and over which Ong Tiong Sin shares voting and dispositive power. Mr. Ong is the sole shareholder and a director of the Reporting Person. On February 24, 2013, the Issuer entered into a Common Unit Purchase Agreement (the “Purchase Agreement”) with certain purchasers named therein, including Pertin Investment Limited (“Pertin”). Pursuant to the Purchase Agreement, Pertin agreed to purchase 1,445,783 Common Units. The transactions contemplated by the Purchase Agreement closed on March 1, 2013 at that time Mr. Ong and Pertin shared voting and dispositive power over 1,445,783 Common Units. However, on March 11, 2013, Pertin sold 481,928 Common Units to Pacific Century Diversified Limited and accordingly Ong Tiong Sin and Pertin currently share voting and dispositive power over 963,855 Common Units.

**	The calculation of percentage ownership is based on 57,078,848 Common Units, as set forth in the Prospectus Supplement filed by Cheniere Energy Partners L.P. (the “Issuer”) with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(2) on February 25, 2013.

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CUSIP NO. 16411Q101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Bosland Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,445,783*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,445,783*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,445,783
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%**
14.	Type of Reporting Person (See Instructions) CO

*	Consists of 1,445,783 Common Units held by the Reporting Person and over which Ong Tiong Sin shares voting and dispositive power. Mr. Ong is the sole shareholder and a director of the Reporting Person.

**	The calculation of percentage ownership is based on 57,078,848 Common Units as set forth in the Prospectus Supplement filed by the Issuer with the SEC pursuant to Rule 424(b)(2) on February 25, 2013.

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CUSIP NO. 16411Q101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Claradon Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,409,639*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,409,639*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,409,639
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%**
14.	Type of Reporting Person (See Instructions) CO

*	On February 24, 2013, the Issuer entered into the Purchase Agreement with certain purchasers named therein, including Claradon Investments Limited (“Claradon”). Pursuant to the Purchase Agreement, Claradon agreed to purchase 2,409,639 Common Units. The transactions contemplated by the Purchase Agreement closed on March 1, 2013. On March 1, 2013 Ong Tiong Sin was the sole shareholder and director of the Reporting Person and shared voting and dispositive power over the 2,409,639 Common Units with Claradon. However, on March 11, 2013, Claradon was sold to Ong Tiong Guan, brother of Ong Tiong Sin, and accordingly Ong Tiong Sin is no longer the beneficial owner of any of the 2,409,639 Common Units.

**	The calculation of percentage ownership is based on 57,078,848 Common Units as set forth in the Prospectus Supplement filed by the Issuer with the SEC pursuant to Rule 424(b)(2) on February 25, 2013.

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CUSIP NO. 16411Q101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Novolink Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,638,554*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,638,554*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,638,554
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.9%**
14.	Type of Reporting Person (See Instructions) CO

*	Consists of 9,638,554 Common Units held by the Reporting Person and over which RRJ Capital Master Fund I, L.P. (“RRJ Master”), RRJ Capital Ltd (“RRJ Capital”) and Ong Tiong Sin share voting and dispositive power. RRJ Master is the sole shareholder of the Reporting Person, RRJ Capital is the general partner of RRJ Master and Mr. Ong is the sole shareholder of RRJ Capital.

**	The calculation of percentage ownership is based on 57,078,848 Common Units as set forth in the Prospectus Supplement filed by the Issuer with the SEC pursuant to Rule 424(b)(2) on February 25, 2013.

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CUSIP NO. 16411Q101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) RRJ Capital Master Fund I, L.P. 98-1031605
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,638,554*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,638,554*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,638,554
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.9%**
14.	Type of Reporting Person (See Instructions) PN

*	Consists of 9,638,554 Common Units held by the Novolink Investments Limited and over which Novolink Investment Limited, RRJ Capital and Ong Tiong Sin share voting and dispositive power. The Reporting Person is the sole shareholder of Novolink Investments Limited, RRJ Capital is the general partner of the Reporting Person and Mr. Ong is the sole shareholder of RRJ Capital.

**	The calculation of percentage ownership is based on 57,078,848 Common Units as set forth in the Prospectus Supplement filed by the Issuer with the SEC pursuant to Rule 424(b)(2) on February 25, 2013.

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CUSIP NO. 16411Q101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) RRJ Capital Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,638,554*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,638,554*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,638,554
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.9%**
14.	Type of Reporting Person (See Instructions) CO

*	Consists of 9,638,554 Common Units held by the Novolink Investments Limited and over which Novolink Investment Limited, RRJ Master and Ong Tiong Sin share voting and dispositive power. RRJ Master is the sole shareholder of Novolink Investments Limited, the Reporting Person is the general partner of RRJ Master and Mr. Ong is the sole shareholder of the Reporting Person.

**	The calculation of percentage ownership is based on 57,078,848 Common Units as set forth in the Prospectus Supplement filed by the Issuer with the SEC pursuant to Rule 424(b)(2) on February 25, 2013.

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CUSIP NO. 16411Q101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ong Tiong Sin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) PF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malaysia
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,048,192*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,048,192*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,192
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.1%**
14.	Type of Reporting Person (See Instructions) IN

*	Consists of: (a) 9,638,554 Common Units held by Novolink Investments Limited; (b) 963,855 Common Units held by Pertin; and (c) 1,445,783 Common Units held by Bosland Limited. The Reporting Person shares voting and dispositive power over all such Common Units. As noted in the cover page for Claradon, as of March 1, 2013, Ong Tiong Sin was the beneficial owner of 2,409,639 Common Units, directly owned by Claradon however, on March 11, 2013, Claradon was sold by Ong Tiong Sin to Ong Tiong Guan. In addition, as noted in the cover page for Pertin, on March 11, 2013, 481,928 Common Units were sold to Pacific Century Diversified Limited. From March 1, 2013 though the closing of the dispositions on March 11, 2013, Mr. Ong shared voting and dispositive power over 14,939,759 Common Units, 26.2% of the Class represented by the Amount in Row (11) but as of the date hereof Ong Tiong Sin shares voting and dispositive power over 12,048,192 Common Units, 21.1% of the Class represented by the Amount in Row (11).

**	The calculation of percentage ownership is based on 57,078,848 Common Units as set forth in the Prospectus Supplement filed by the Issuer with the SEC pursuant to Rule 424(b)(2) on February 25, 2013.

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Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common units representing limited partner interests of Cheniere Energy Partners, L.P., a Delaware limited partnership (the “Issuer”, and such common units, the “Common Units”), which has its principal executive office at 700 Milam Street, Suite 800, Houston, Texas 77002.

Item 2.	Identity and Background.

The Reporting Persons are:

(i)	Pertin Investment Limited (“Pertin”), a company incorporated under the laws of the Territory of the British Virgin Islands. The principal business of Pertin is to serve as an investment holding company.

(ii)	Bosland Limited (“Bosland”), a company incorporated under the laws of the Territory of the British Virgin Islands. The principal business of Bosland is to serve as an investment holding company.

(iii)	Claradon Investments Limited (“Claradon”), a company incorporated under the laws of the Territory of the British Virgin Islands. The principal business of Claradon is to serve as an investment holding company.

(iv)	Novolink Investments Limited (“Novolink”), a company incorporated under the laws of the Territory of the British Virgin Islands. The principal business of Novolink is to serve as an investment holding company.

(v)	RRJ Capital Master Fund I, L.P. (“RRJ Master”), an exempted limited partnership formed under the laws of the Cayman Islands. The principal business of RRJ Master is the purchase and sale of securities for its own account.

(iii)	RRJ Capital Ltd (“RRJ Capital”), an exempted company with limited liability formed under the laws of the Cayman Islands. The principal business of RRJ Capital is to act as the general partner of RRJ Master.

(vi)	Ong Tiong Sin (“Mr. Ong”), a Malaysian citizen. Mr. Ong is a director and sole shareholder of Bosland, Claradon, Pertin, and RRJ Capital, a director of Novolink and a limited partner in RRJ Master through a special purpose vehicle. Mr. Ong’s principal occupation is serving as CEO and Chairman of RRJ Capital.

Each of the Reporting Persons have a business address at c/o RRJ Management (HK) Limited Room 1201-02, 12/F Man Yee Building, 68 Des Voeux Road, Central, Hong Kong.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date of this Statement, a copy of which is filed with this Statement as Exhibit 1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

The (i) name, (ii) position, (iii) principal occupation or employment, (iv) name, principal business and address of any corporation in which employment is conducted, and (v) citizenship of each director and executive officer of each of the Reporting Persons are set forth in Schedule A attached hereto.

No Reporting Person, nor, to the best of any Reporting Person’s knowledge, any director or executive of the Reporting Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. To the best of the Reporting Persons’ knowledge, except as set forth in this Statement, none of the directors or executive officers of the Reporting Persons own any Common Units of the Issuer.

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Item 3.	Source and Amount of Funds or Other Consideration.

As previously disclosed by the Issuer, on February 24, 2013, the Issuer entered into a Common Unit Purchase Agreement (the “Purchase Agreement”) with certain purchasers named therein, including Pertin, Bosland, Novolink and Claradon. Pursuant to the Purchase Agreement, Pertin agreed to purchase 1,445,783 Common Units, Bosland agreed to purchase 1,445,783 Common Units, Novolink agreed to purchase 9,638,554 Common Units and Claradon agreed to purchase 2,409,639 Common Units, in each case, subject to the terms and conditions of the Purchase Agreement at a price of $20.75 per Common Unit. This summary of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is incorporated by reference hereto as Exhibit 99.1.

The Common Units were offered, and the Purchase Agreement entered into, pursuant to a registered direct offering (the “Offering”) by the Issuer. As previously disclosed by the Issuer, the transactions contemplated by the Offering and the Purchase Agreement closed on March 1, 2013.

The funds used to acquire the Common Units directly owned by Pertin, Bosland and Claradon were obtained through contributions to Pertin, Bosland and Claradon by Mr. Ong from his personal funds. The funds used to acquire the Common Units directly owned by Novolink were borrowed from Mr. Ong and Greenwich Asset Holding Ltd. (“Greenwich”). On March 1, Novolink borrowed $92 million from Greenwich, an entity wholly owned by RRJ Master on an interest free basis (the “Greenwich Borrowing”). On March 1, Novolink also borrowed $108 million from Mr. Ong on an interest free basis (the “Ong Borrowing”). The limited partners of RRJ Master are in the process of contributing funds to RRJ Master which in turn is contributing funds to Novolink to repay the Greenwich Borrowing and the Ong Borrowing. The remaining contributions are expected to be received in the next day and then the Greenwich Borrowing and the Ong Borrowing will have been repaid in full and no obligations will remain outstanding.

On March 11, 2013, Claradon, the direct beneficial owner of 2,409,639 Common Units was sold to Ong Tiong Guan, brother of Ong Tiong Sin for $50,000,000 payable on March 11, 2014 plus an additional interest payment of 6% on the $50,000,000 principal (the “Claradon Transaction”) pursuant to the Share Purchase Agreement dated March 11, 2013 between Mr. Ong and Ong Tiong Guan (the “Claradon Purchase Agreement”). At the time of the Claradon Transaction, Ong Tiong Guan was not a director, officer or shareholder of any of the Reporting Persons and the sole asset of Claradon was the 2,409,639 Common Units. This summary of the Claradon Transaction does not purport to be complete and is qualified in its entirety by reference to the Claradon Purchase Agreement, which is incorporated by reference hereto as Exhibit 99.2.

Additionally, on March 11, 2013, Pertin sold 481,928 Common Units though a private sale to Pacific Century Diversified Limited for $10,000,000 (the “Pertin Transaction”).

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Units to which this Statement relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. The Reporting Persons have no present plan or proposal that would relate to or would result in: (a) the acquisition by a Reporting Person(s) and/or their affiliates of additional Common Units or other securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) a material change in the Issuer’s business or structure; (g) changes in the Issuer’s partnership agreement or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above. In addition to the Claradon Transaction and the Pertin Transaction the Reporting Persons may make additional dispositions of Common Units in the ordinary course of business.

Notwithstanding the items described in the prior paragraph, depending on various factors including, without limitation, the price levels of the Common Units and other securities of the Issuer, conditions in the securities

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markets and general economic and industry conditions, the Reporting Persons and their affiliates may in the future take such actions with respect to the Issuer as they deem appropriate including, without limitation, purchasing additional Common Units of the Issuer or other securities of the Issuer, transferring, selling or otherwise disposing some or all of their Common Units, engaging in hedging or similar transactions with respect to the Common Units or other securities of the Issuer, engaging in discussions with management, the board of directors of the Issuer, other unitholders of the Issuer and other relevant parties, or changing their intention partially or entirely with respect to any or all of the matters described in this Item 4 including taking all or some of the actions specified in the previous paragraph . The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons or their affiliates will take any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The calculations of percentage ownership in this Statement are based on 57,078,848 Common Units outstanding as set forth in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(2) with the Securities and Exchange Commission on February 25, 2013.

Each Reporting Person’s beneficial ownership has been calculated as indicated below.

•	Pertin is the direct beneficial owner of 963,855 Common Units. Pertin has shared voting and dispositive power as follows:

• Sole Voting Power	0
• Shared Voting Power	963,855(1)
• Sole Dispositive Power	0
• Shared Dispositive Power	963,855(1)
• Percent of Common Stock	1.7%

•	Bosland is the direct beneficial owner of 1,445,783 Common Units. Bosland has shared voting and dispositive power as follows:

• Sole Voting Power	0
• Shared Voting Power	1,445,783(2)
• Sole Dispositive Power	0
• Shared Dispositive Power	1,445,783(2)
• Percent of Common Stock	2.5%

•	Claradon is the direct beneficial owner of 2,409,639 Common Units. Claradon has shared voting and dispositive power as follows:

• Sole Voting Power	0
• Shared Voting Power	2,409,639(3)
• Sole Dispositive Power	0
• Shared Dispositive Power	2,409,639(3)
• Percent of Common Stock	0%

•	Novolink is the direct beneficial owner of 9,638,554 Common Units. Novolink has shared voting and dispositive power as follows:

• Sole Voting Power	0
• Shared Voting Power	9,638,554(4)
• Sole Dispositive Power	0
• Shared Dispositive Power	9,638,554(4)
• Percent of Common Stock	16.9%

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•	RRJ Master is the indirect beneficial owner of 9,638,554 Common Units. RRJ Master has shared voting and dispositive power as follows:

• Sole Voting Power	0
• Shared Voting Power	9,638,554(4)
• Sole Dispositive Power	0
• Shared Dispositive Power	9,638,554(4)
• Percent of Common Stock	16.9%

•	RRJ Capital is the indirect beneficial owner of 9,638,554 Common Units. RRJ Master has shared voting and dispositive power as follows:

• Sole Voting Power	0
• Shared Voting Power	9,638,554(4)
• Sole Dispositive Power	0
• Shared Dispositive Power	9,638,554(4)
• Percent of Common Stock	16.9%

•	Mr. Ong is the indirect beneficial owner of 12,048,192 Common Units. Mr. Ong has shared voting and dispositive power as follows:

• Sole Voting Power	0
• Shared Voting Power	12,048,192(5)
• Sole Dispositive Power	0
• Shared Dispositive Power	12,048,192(5)
• Percent of Common Stock	21.1%

(c) See Item 3 disclosure regarding the Claradon Transaction and Pertin Transaction.

(d) None

(e) Not applicable

(1) Mr. Ong, as the sole shareholder and one of three directors of Pertin, may be deemed to have shared voting or dispositive power over the 963,855 Common Units directly held by Pertin. Mr. Ong specifically disclaims beneficial ownership of the Common Units directly held by Pertin, because the board of directors of Pertin which exercises investment discretion for Pertin, also includes 2 additional directors Lam Yan, Managing Director of RRJ Management (HK) Limited and Kim Young So, Managing Partner of Brain Trust Partners. As of March 1, 2013 Pertin was the direct holder of 1,445,783 Common Units and Mr. Ong may have been deemed to have shared voting or dispositive power over the 1,445,783 Common Units, however, after the Pertin Transaction, Pertin’s direct holdings were reduced by 481,928 Common Units and Mr. Ong no longer has shared voting or dispositive power over such Common Units.

(2) Mr. Ong, as the sole shareholder and one of three directors of Bosland, may be deemed to have shared voting or dispositive power over the 1,445,783 Common Units directly held by Bosland. Mr. Ong specifically disclaims beneficial ownership of the Common Units directly held by Bosland, because the board of directors of Bosland which exercises investment discretion for Bosland, also includes 2 additional directors Lam Yan, Managing Director of RRJ Management (HK) Limited and Kim Young So, Managing Partners of Brain Trust Partners.

(3) Claradon is the direct beneficial owner of 2,409,639 Common Units and Mr. Ong, as the sole director and shareholder of Claradon was deemed, after March 1, 2013 to have shared voting or dispositive power over the 2,409,639 Common Units directly held by Claradon. However, after the Claradon Transaction, Mr. Ong is no longer the beneficial owner of the 2,409,639 Common Units.

(4) RRJ Master is the sole shareholder of Novolink and RRJ Capital is the general partner of RRJ Master. RRJ Capital, through its board of directors exercises investment discretion for RRJ Master (and indirectly for Novolink). Therefore each of RRJ Capital, RRJ Master and Novolink are deemed to have shared voting or dispositive power over the 9,638,554 Common Units directly held by Novolink. In addition, as Mr. Ong is the sole shareholder of RRJ Capital and one of 6 directors of RRJ Capital, Mr. Ong may also be deemed to have shared voting or dispositive power over the 9,638,554 Common Units directly held by Novolink. Mr. Ong specifically disclaims beneficial ownership of the Common Units directly held by Novolink, because the board of directors of RRJ Capital which exercises investment discretion for RRJ Master (and indirectly for Novolink), consists of Mr. Ong’s brother and 4 additional directors, as set forth on Schedule A.

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(5) As discussed in Items (1)-(4), Mr. Ong (a)(i) had shared voting or dispositive power over the 2,409,639 Common Units directly held by Claradon, and (ii) may have been deemed to have shared voting or dispositive power over 1,445,783 Common Units directly held by Pertin, in each case from March 1, 2011 through the closing of the Claradon Transaction and Pertin Transaction, respectively, on March 11, 2013; and (b) and may be deemed to have shared voting or dispositive power with respect to the (i) 963,855 Common Units held by Pertin, (ii) the 1,445,783 Common Units directly held by Bosland, and (iii) the 9,638,554 Common Units directly held by Novolink. Mr. Ong specifically disclaims beneficial ownership of all the Common Units described in items (1)-(4) except those directly held by Claradon between March 1, 2013 and the closing of the Claradon Transaction on March 11, 2013. From March 1, 2013 through the closing of the Claradon Transaction and Pertin Transaction on March 11, 2013, Mr. Ong shared voting and dispositive power over 14,939,759 Common Units, 26.2% of the Common Units and currently Mr. Ong shares voting and dispositive power over 12,048,192 Common Units, 21.1% of the Common Units.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) of the Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Purchase Agreement, the Claradon Purchase Agreement and the Joint Filing Agreement or as otherwise disclosed herein, including any exhibits hereto, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description of Exhibit

1	Agreement regarding joint filing of Schedule 13D

99.1	Common Unit Purchase Agreement, dated February 24, 2013, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 25, 2013.

99.2	Share Purchase Agreement dated March 11, 2013 between Ong Tiong Sin and Ong Tiong Guan.

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Schedule A

Directors and Executive Officers of the Reporting Persons

The following sets forth the (i) name, (ii) position, (iii) principal occupation or employment, (iv) name, principal business and address of any corporation in which employment is conducted, and (v) citizenship of each director and executive officer of each of the Reporting Persons. Except as otherwise indicated, the business address of each person is c/o RRJ Management (HK) Limited Room 1201-2, 12/F Man Yee Building, 68 Des Voeux Road, Central, Hong Kong.

Pertin Investment Limited

Name and Position	Principal Business Address	Principal Occupation or Employment	Citizenship
Ong Tiong Sin Director		CEO and Chairman of RRJ Capital Ltd	Malaysia

Kim Young So Director	Brain Trust Partners S-Trenue #802, Yoido-dong, Young Cheung Po-Ku, Seoul, Korea	Managing Partner of Brain Trust Partners	Korea
Lam Yan Director		Managing Director of RRJ Management (HK) Limited	Hong Kong, China

Bosland Limited

Name and Position	Principal Business Address	Principal Occupation or Employment	Citizenship
Ong Tiong Sin Director		CEO and Chairman of RRJ Capital Ltd	Malaysia

Kim Young So Director	Brain Trust Partners S-Trenue #802, Yoido-dong, Young Cheung Po-Ku, Seoul, Korea	Managing Partner of Brain Trust Partners	Korea

Lam Yan Director		Managing Director of RRJ Management (HK) Limited	Hong Kong, China

Claradon Investments Limited (from March 1, 2013 through March 11, 2013)

Name and Position	Principal Business Address	Principal Occupation or Employment	Citizenship
Ong Tiong Sin Director		CEO and Chairman of RRJ Capital Ltd	Malaysia

Novolink Investments Limited

Name and Position	Principal Business Address	Principal Occupation or Employment	Citizenship
Ong Tiong Sin Director		CEO and Chairman of RRJ Capital Ltd	Malaysia

Kim Young So Director	Brain Trust Partners S-Trenue #802, Yoido-dong, Young Cheung Po-Ku, Seoul, Korea	Managing Partner of Brain Trust Partners	Korea

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RRJ Capital Ltd

Name and Position	Principal Business Address	Principal Occupation or Employment	Citizenship
Ong Tiong Sin CEO and Chairman		CEO and Chairman of RRJ Capital Ltd	Malaysia

Tiong Boon Ong Co-CEO and Co-Chairman		Co-CEO and Co-Chairman of RRJ Capital Ltd	Malaysia

Ewe Guan Eddie Teh Director	PSA International Pte Ltd 38th Floor, PSA Building, 460 Alexandra Road, Singapore, 119963	Special Advisor to Group Chairman of PSA International Pte Ltd	United Kingdom

Lun Hoo Seow Director	Newfields Advisors Sdn Bhd Suite 17.1, Level 17, Menara Weld 76 Jalan Raja Chulan, 50200 Kuala Lumpur, Malaysia	CEO of Newfields Advisors Sdn Bhd	Malaysia

Kim Young So Director	Brain Trust Partners S-Trenue #802, Yoido-dong, Young Cheung Po-Ku, Seoul, Korea	Managing Partner of Brain Trust Partners	Korea

Rizal Bin Ishak Director		Private Investor	Malaysia

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2013

PERTIN INVESTMENT LIMITED

By:	/s/ Ong Tiong Sin
Name:	Ong Tiong Sin
Title:	Director

BOSLAND LIMITED

By:	/s/ Ong Tiong Sin
Name:	Ong Tiong Sin
Title:	Director

CLARADON INVESTMENTS LIMITED

By:	/s/ Ong Tiong Sin
Name:	Ong Tiong Sin
Title:	Director

NOVOLINK INVESTMENTS LIMITED

By:	/s/ Ong Tiong Sin
Name:	Ong Tiong Sin
Title:	Director

RRJ CAPITAL MASTER FUND I, L.P.
By: RRJ Capital Ltd, its general partner

By:	/s/ Ong Tiong Sin
Name:	Ong Tiong Sin
Title:	Director

RRJ CAPITAL LTD

By:	/s/ Ong Tiong Sin
Name:	Ong Tiong Sin
Title:	Director

/s/ Ong Tiong Sin
Ong Tiong Sin

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